UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

LumiraDx Limited
(Name of Issuer)

Common Shares, par value $0.0000028 per share
(Title of Class of Securities)
G5709L109
(CUSIP Number)

Zwanziger Ventures LLC 148 Dartmouth Street Newton, MA 02465
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 3, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Ron Zwanziger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,286,911

	8	SHARED VOTING POWER
37,817,156

	9	SOLE DISPOSITIVE POWER
6,286,911

	10	SHARED DISPOSITIVE POWER
37,817,156

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,104,067

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Janet Zwanziger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,817,156

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,817,156

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,817,156

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Zwanziger Family Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,817,156

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,817,156

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,817,156

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Zwanziger Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,028,308

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,028,308

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,028,308

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.  Security and Issuer.
This Schedule 13D relates to the common shares (the “Common Shares”) in the capital of LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), which has its principal executive offices at Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands.

Item 2.  Identity and Background.
(a)	This Schedule 13D is being filed on behalf of Ron Zwanziger, Janet Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC (together, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 148 Dartmouth Street, Newton, MA 02465, United States of America.

(c)
The present principal occupation of Ron Zwanziger is Co-Founder, Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The principal business address of Ron Zwanziger is listed in Item 2(b).

Janet Zwanziger is a retired psychiatrist and the wife of Ron Zwanziger. The principal address of Janet Zwanziger is listed in Item 2(b).

Zwanziger Family Ventures LLC is a limited liability company organized under the laws of the State of Delaware. The principal business address of Zwanziger Family Ventures LLC is listed in Item 2(b). Ron Zwanziger and Janet Zwanziger jointly manage and control Zwanziger Family Ventures LLC, which was formed for the benefit of Ron and Janet Zwanziger’s family.

Zwanziger Ventures LLC is a limited liability company organized under the laws of the State of Delaware. The principal business address of Zwanziger Ventures LLC is listed in Item 2(b). Ron Zwanziger and Janet Zwanziger jointly manage and control Zwanziger Ventures LLC.

(d)	In the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
In the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Ron Zwanziger and Janet Zwanziger are citizens of the United States. Zwanziger Family Ventures LLC and Zwanziger Ventures LLC are Delaware limited liability companies.

Item 3.  Source and Amount of Funds or Other Consideration.
This Form 13D is being filed solely because the Reporting Persons may be deemed to have acquired beneficial ownership of certain Common Shares on February 3, 2022 pursuant to the terms of Rule 13d-3(i). Certain of the Reporting Persons hold A Ordinary Shares which may be converted into Common Shares on and after April 4, 2022 in connection with the expiration of certain lock-up restrictions and in accordance with the Amended and Restated Memorandum and Articles of Association of LumiraDx Limited. Information regarding the applicable lock-up restrictions is included in the Issuer’s Registration Statement on Form F-4 (the “F-4”) under the section titled “Description of LumiraDx’s Securities” and is incorporated herein by reference. -See Exhibit B.

The Issuer securities disclosed in this Schedule 13D were all acquired prior to the registration of the Issuer’s Common Shares on September 28, 2021 pursuant to Section 12(b) of the Securities Exchange Act. Such securities were in each case acquired from LumiraDx Limited as part of previous funding rounds effected by LumiraDx Limited to raise funds for working capital and general corporate purposes, with the exception of vested “founder options” over 5,235,851 A Ordinary Shares which were issued to Ron Zwanziger as equity incentives in January 2021. The founder options are described in the section titled “Director and Executive Officer Compensation - Founders Equity Awards” in the F-4. Mr. Zwanziger’s founder options have a strike price of $17.05 per share and have not been exercised as at the date of this filing. The holdings described also entail, inter alia, 541,981 warrants over A Ordinary Shares (with a strike price of $1.72887 per share) held by USB Focus Fund LumiraDx 1-A, LLC and USB Focus Fund LumiraDx 1-B, LLC on Mr. Zwanziger’s behalf and 197,051 warrants over Common Shares held by Zwanziger Family Ventures LLC  (with a strike price of $5.06928 per share).

Item 4.  Purpose of  the Transaction.
Ron Zwanziger acquired beneficial ownership of the Common Shares in his capacity as Co-Founder, Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Zwanziger intends to participate in and influence the affairs of the Issuer through his ownership interest in the Issuer and through his position as Co-Founder, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, as well as through the voting of his Common Shares.

Mr. Zwanziger, at any time, and from time to time may acquire additional Common Shares or dispose of any or all of the Common Shares that he owns depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as disclosed herein, Mr. Zwanziger has no plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

Janet Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC hold the Common Shares for investment purposes.

Each of Janet Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC, at any time, and from time to time may acquire additional Common Shares or dispose of any or all of the Common Shares that they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as disclosed herein, none of Janet Zwanziger, Zwanziger Family Ventures LLC or Zwanziger Ventures LLC have a plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.
The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.
(a)
The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons (on the basis of a total of 45,346,825 Common Shares outstanding as of February 24, 2022, the same amount of outstanding Common Shares reported in the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on September 29, 2021 (the “20-F”), which is incorporated by reference herein (see Exhibit C)) are included in the table below. Pursuant to Rule 13d-3(d)(i)(1), any percentage ownership of Common Stock disclosed herein reflects the percentage ownership that the applicable Reporting Person would hold if they exercised their rights to acquire Common Shares, without any other person exercising similar rights. These percentages should not be taken to reflect any Reporting Person’s proportion of economic interest or voting power in the Issuer.

Name of Beneficial Owner	Number of Shares to which the Reporting Person has:	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percentage:
Ron Zwanziger	44,104,067	6,286,911	37,817,156	6,286,911	37,817,156	50.3%
Janet Zwanziger	37,817,156	0	37,817,156	0	37,817,156	46.4%
Zwanziger Family Ventures LLC	37,817,156	0	37,817,156	0	37,817,156	46.4%
Zwanziger Ventures LLC	12,028,308	0	12,028,308	0	12,028,308	21.0%

(b)	See item 5(a) above.

(c)
The information contained in Item 3 above is herein incorporated by reference. Except as described therein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)
The Reporting Persons have the right to receive the proceeds from the sale of the Common Shares reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Articles of Incorporation
The Amended and Restated Articles of Association (the “Articles”) provide certain rights to Mr. Zwanziger as a “Founder Director” (as defined therein). In particular, for as long as the Founders (as defined therein) and their affiliates control (directly or indirectly) any of the A Ordinary Shares outstanding, Mr. Zwanziger (for and on behalf of the Founders) shall be entitled to nominate and have appointed (and remove and replace) by written notice to the Issuer three directors to its board. In addition, any resolution to remove a Founder Director shall require the A Ordinary Shares held by Mr. Zwanziger and his affiliates to be voted in favor of the relevant resolution. The Articles also provide that each of the Issuer’s executive officers or directors shall be indemnified out of its assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or executive officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of the Issuer’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning the Issuer or its affairs in any court whether in the Cayman Islands or elsewhere. This summary is qualified by reference to the Information regarding the Articles included in the F-4, filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2021 (as amended on and before September 1, 2021), and to the Articles as set forth on Exhibit 1.1 to the Issuer’s Shell Company Report on the 20-F, filed with the SEC on September 29, 2021. - See Exhibit B and Exhibit D.

The Articles also contain lock-up arrangements applicable to the A Ordinary Shares and those of the Common Shares that were not registered for resale pursuant to the F-4. Subject to limited exceptions, such Common Shares may not be transferred prior to 28 March 2022 and the A Ordinary Shares must first be voluntarily converted into Common Shares prior to be transferred, but such voluntary conversion is (subject to limited exceptions) not permitted prior to 28 March 2022. Information regarding the lock-up restrictions applicable is included in the F-4 under the section titled “Description of LumiraDx’s Securities” and is incorporated herein by reference. - See Exhibit B.

Warrants
Note that the securities referenced in this Form 13D include, inter alia, 541,981 “2016 warrants” (as defined in the F-4) over A Ordinary Shares held by the USB Focus Funds (as defined in the F-4) on behalf of Mr. Zwanziger and 197,051 “2020 warrants” (as defined in the F-4) held by Zwanziger Family Ventures LLC. Information regarding such warrants and the underlying warrant instruments is included in the F-4 under the sections titled “Description of LumiraDx’s Securities - Transfer of LMDX Common Shares” and “Description of LumiraDx’s Securities - Registration Rights” and such sections are incorporated herein by reference.  - See Exhibit B. In addition, the underlying warrant instruments were filed as Exhibits 4.12 and 4.18 to the F-4.  - See Exhibit E and Exhibit F.

Support Agreements
Information regarding certain support agreements is included in the F-4 under the section titled “Summary - Related Agreements - LumiraDx Securityholder Support Agreement” and is incorporated herein by reference.  - See Exhibit B. In addition, the Issuer’s Securityholder Support agreement itself was filed as Exhibit 4.22 to the F-4. - See Exhibit G.

Related Party Transactions
Information regarding certain related party transactions involving certain of the reporting parties is included in the Issuer’s Registration Statement on Form F-4 under the section titled “Certain Relationships and Related Party Transactions” and is incorporated herein by reference.  - See Exhibit B.

Founder Options
Information regarding the “founder options” granted to Mr. Zwanziger as described herein is set out in the section titled “Director and Executive Officer Compensation - Founders Equity Awards” in the F-4 and is incorporated herein by reference.  - See Exhibit B.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement by and among Janet Zwanziger, Ron Zwanziger, Zwanziger Family Ventures LLC and Zwanziger Ventures LLC, dated February 24, 2022.
Exhibit B	Registration Statement on Form F-4 (Registration No. 333-257745 ) filed by the Issuer with the SEC on July 7, 2021 (as amended on and before September 1, 2021) is hereby incorporated by reference.
Exhibit C	Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on September 29, 2021, is hereby incorporated by reference.
Exhibit D
Amended and Restated Memorandum and Articles of Association of the Issuer, incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F filed by the Issuer with the SEC on September 29, 2021, is hereby incorporated by reference.

Exhibit E
Warrant Instrument in Respect of Warrants to Subscribe for Ordinary Shares in the Issuer, dated as of October 3, 2016, issued by the Company to certain warrant holders, attached as Exhibit 4.12 to the F-4, is hereby incorporated by reference.

Exhibit F
Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in the Issuer, dated as of July 1, 2020, issued by the Issuer to certain warrant holders, attached as Exhibit 4.18 to the F-4, is hereby incorporated by reference.

Exhibit G
Amended and Restated Company Holders Support Agreement, by and among the Issuer and certain existing equityholders of the Issuer, attached as Exhibit 4.22 of the F-4, is hereby incorporated by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2022
JANET ZWANZIGER

	By:	/s/ Janet Zwanziger
	Name:	Janet Zwanziger

RON ZWANZIGER

	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger

ZWANZIGER FAMILY VENTURES LLC

	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Manager

ZWANZIGER VENTURES LLC

	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Manager

Exhibit A
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 24, 2022
JANET ZWANZIGER

	By:	/s/ Janet Zwanziger
	Name:	Janet Zwanziger

RON ZWANZIGER

	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger

ZWANZIGER FAMILY VENTURES LLC

	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Manager

ZWANZIGER VENTURES LLC

	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Manager